As filed with the Securities and Exchange Commission on April 19, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under the Securities Act of 1933

VALENTIS, INC.

(Exact name of Registrant as specified in its charter)

DELAWARE	94-3156660
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

863A MITTEN ROAD

BURLINGAME, CA 94010

(650) 697-1900

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Benjamin F. McGraw, III President and Chief Executive Officer Valentis, Inc. 863A Mitten Road Burlingame, CA 94010 (650) 697-1900	Copies to: Patrick A. Pohlen, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, CA 94025 (650) 328-4600
(Name, address, including zip code, and telephone number, including area code of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	3,172,500	$3.52	$11,167,200.00	$1,194.89

(1)                                  Includes 2,100,000 shares of common stock issued and sold and up to 1,072,500 shares of common stock issuable upon exercise of warrants outstanding on the date hereof, as may be amended from time to time, and shares of common stock issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

(2)                                  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq Capital Market on April 18, 2006.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED APRIL 19, 2006

3,172,500 shares

Valentis, Inc.

Common Stock

This prospectus covers 3,172,500 shares of our common stock that may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock and the warrants to purchase common stock directly from us in transactions exempt from the registration requirements of federal and state securities laws. We will not receive any of the proceeds from the sale of these shares by the selling stockholders, but we will receive proceeds from the exercise of warrants, if any.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “VLTS.” On April 18, 2006, the last reported sale price of our common stock on the Nasdaq Capital Market was $3.49 per share.

The selling stockholders may sell their shares from time to time on the Nasdaq Capital Market or otherwise, in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. We will pay all fees and expenses incident to the registration of the shares covered by this prospectus.

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                    , 2006.

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any person to provide any information or make any statement that differs from what is contained in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

VALENTIS®, GeneSwitch® and the stylized Valentis logo® are registered trademarks and EpoSwitch™, DELTAVASC™ and PINC™ are trademarks of Valentis Inc. All other brand names, trademarks or service marks referred to in this prospectus are the property of their respective owners.

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SUMMARY

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration statement. The selling stockholders may from time to time sell their shares of our common stock in one or more transactions. This prospectus provides you with a general description of the common stock being offered. You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities being offered under this prospectus. You should read the registration statement and the accompanying exhibits for further information. The registration statement and exhibits can be read and are available to the public over the Internet at the SEC’s website at http: //www.sec.gov.

Company Overview

We are creating innovative cardiovascular therapeutics and applying our expertise in formulation, manufacturing, clinical development and regulatory affairs to create products that fill unmet medical needs. Our lead product, VLTS 934, is currently in Phase IIb clinical trials to evaluate its safety and efficacy for the treatment of the intermittent claudication form of peripheral arterial disease. In March 2005, we initiated patient dosing in the clinical trial. The clinical trial is a randomized, double-blinded and placebo-controlled trial in which 148 patients are enrolled. These patients experience leg pain during exercise due to poor blood flow in their legs. The primary endpoint in this trial is improvement in exercise tolerance 90 days after dosing of the product. VLTS 934 is an investigational product that is a non-ionic, block copolymer, which has the chemical characteristics of components of cell membranes. The strategy for this indication is to improve blood flow and allow a greater capacity for exercise. On January 10, 2006, we announced favorable interim results in the clinical trial. An interim analysis conducted by independent statisticians confirmed the VLTS 934 Phase IIb placebo group assumptions. The interim analysis was performed on a representative sample of patients receiving the placebo treatment. The trial of 148 patients is designed with an 80% chance of correctly identifying a statistically significant response between the treatment and placebo groups. The trial remains blinded to everyone associated with the trial and there was no impact on the type I error rate and no adjustments to the alpha-level for the final analysis are necessary. We project that we have sufficient cash reserves to complete the trial mid-year. Efficacy results are on course for July 2006.

It is estimated that five percent of adults in the United States over the age of 55, or approximately 2.4 million people, suffer from the intermittent claudication form of peripheral arterial disease. Symptoms of intermittent claudication include leg pain during exercise due to a lack of adequate blood flow. Current treatments for peripheral arterial disease are limited due to lack of efficacy and undesirable side effects.

We have a series of technologies ranging from gene delivery and expression technologies to proprietary formulation and manufacturing technologies that allow us to generate novel therapeutics to treat a wide range of diseases. While we are focusing our efforts on the development of novel cardiovascular therapeutics, specifically for the treatment of peripheral arterial disease, our technologies are also being applied by our collaborators for the development of therapeutics to treat a variety of indications including infectious diseases and cancer. We currently license our technologies to a number of pharmaceutical and biotechnology companies for development, marketing and commercialization.

Our offices are located at 863A Mitten Road, Burlingame, California 94010, and our telephone number is (650) 697-1900.

Securities Offered

We are registering for resale by the selling stockholders 2,100,000 shares of our common stock initially acquired directly from us in transactions exempt from the registration requirements of federal and state securities laws. In addition, we are registering for resale 1,072,500 shares of our common stock issuable upon exercise of warrants outstanding on the date hereof, as may be amended from time to time. We are also registering for resale any additional shares of common stock which may become issuable with respect to the shares of common stock issued by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all other information contained in this prospectus before deciding to purchase our common stock. If any of the following risks actually occur, our business, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline, and you may lose part or all of your investment in our common stock.

We have a history of losses and may never be profitable.

We have engaged in research and development activities since our inception. We incurred losses from operations of approximately $11.3 million, $6.5 million and $15.7 million, for our fiscal years ended June 30, 2005, 2004 and 2003, respectively. For the six months ended December 31, 2005, we incurred a net loss of $7.5 million. As of December 31, 2005, we had an accumulated deficit totaling approximately $232.1 million. The development and sale of our products will require completion of additional clinical trials and significant research and development activities. We expect to incur net losses for the foreseeable future as we continue with the research, development and commercialization of our products. Our ability to achieve profitability depends on the successful completion of our clinical trials (in particular, our ongoing VLTS 934 Phase IIb clinical trial), our additional research and development efforts, our ability to successfully commercially introduce our products, market acceptance of our products, the competitive position of our products and the other risk factors set forth herein. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our ability to achieve profitability depends upon our research and development efforts and whether we can successfully develop and commercially introduce new products.

Our future success is dependent upon, among other factors, our ability to develop working products and our ability to successfully complete clinical trials. All of our potential products currently are in research, preclinical development or the early stages of clinical testing, and commercialization of those products will not occur for at least the next several years, if at all. The development of new drugs is a highly risky undertaking and there can be no assurance that our research and development efforts will be successful. In September 2004, we reported that our Deltavasc™ product did not meet its primary endpoint in its Phase IIa clinical trial in patients with the intermittent claudication form of peripheral arterial disease. Both the Deltavasc™ and the VLTS 934 groups demonstrated statistically significant improvements compared to baseline with no significant differences between treatment groups. The unforeseen results observed in both groups led to the initiation of a Phase IIb clinical trial of VLTS 934. All of our products will require extensive additional research and development prior to any commercial introduction. There can be no assurance that any of our research and development and clinical trial efforts will result in viable products. If our product and development efforts are unsuccessful, we will not achieve profitability and our business and results of operations would be adversely affected.

Our products are subject to extensive regulatory approval by the FDA and others, including with regard to completion of our clinical trials, which is expensive, time consuming and uncertain, and failure to obtain regulatory approval or successfully complete clinical trials may cause us to delay or withdraw the introduction of our products and could materially adversely affect our business and prospects.

We are subject to significant regulatory requirements, including the successful completion of clinical trials, prior to the commercialization of our products. Under the Federal Food, Drug and Cosmetic Act, the Public Health Services Act, and related regulations, the Food and Drug Administration, or FDA, regulates the development, clinical testing, manufacture, labeling, sale, distribution and promotion of drugs and biologics in the United States. Prior to market introduction in the United States, a potential drug or biological product must undergo rigorous clinical trials that meet the requirements of the FDA in order to demonstrate safety and efficacy in humans. Depending upon the type, novelty and effects of the drug and the nature of the disease or disorder to be treated, the FDA approval process can take several years, require extensive clinical testing and result in significant expenditures.

Clinical trials and the FDA approval process are long, expensive and uncertain processes, which require substantial time effort and financial and human resources. We have limited experience in conducting clinical trials, and we may encounter problems or fail to demonstrate the efficacy or safety that cause us, or the FDA, to delay, suspend or terminate the development of our products. We initiated a follow-on Phase IIb clinical trial using our VLTS 934 product compared to a saline placebo in March 2005. In addition to this Phase IIb clinical trial, VLTS 934 will require significant additional clinical testing. This process may take a number of years. We cannot assure you that our clinical testing will be completed within any specific time period, if at all. There can be no assurance that any FDA approval will be granted on a timely basis, if at all, or that any of our products will prove safe and effective in all required clinical trials or will meet all applicable regulatory requirements necessary to receive marketing approval from the FDA.

Even if we successfully obtain FDA approval for our products, we may not be able to obtain the regulatory approvals necessary to market our products outside the United States since the commercialization of our products outside the United States will be subject to separate regulations imposed by foreign government agencies. The approval procedures for marketing outside the United States vary among countries and can involve additional testing. Accordingly, we cannot predict with any certainty how long it will take or how much it will cost to obtain regulatory approvals for manufacturing and marketing our products within and outside the United States or whether we will be able to obtain those regulatory approvals at all. Our failure to successfully complete our clinical trials, obtain FDA and any applicable foreign government approvals or any delays in receipt of such approvals could have a material effect on our business, results of operations and financial condition.

We are dependent on the successful outcomes of clinical trials of our products, including VLTS 934, and we cannot assure you that any clinical testing will demonstrate the safety and efficacy of our products.

In order to introduce and market our products, we must be able to, among other things, demonstrate safety and efficacy with substantial evidence from well-controlled clinical trials. In September 2004, we announced that Deltavasc™ did not meet the primary endpoint in a Phase IIa clinical trial in patients with intermittent claudication form of peripheral arterial disease. Accordingly, further Deltavasc™ clinical trials are on-hold. This had been our most advanced clinical program and represented the substantial portion of our clinical development activities. The Deltavasc™ Phase IIa clinical trial results led to the initiation of a Phase IIb clinical trial of VLTS 934.

VLTS 934 is an investigational product that is a non-ionic, block copolymer, or poloxamer. Although, we have investigated the poloxamer’s possible mechanism of action in preclinical study, there can be no assurance that VLTS 934 improves microvascular blood flow, reduces chronic inflammation, has an effect on damaged cell membranes, results in a pharmacologic effect or will demonstrate efficacy. We initiated a follow-on Phase IIb clinical trial using our VLTS 934 product compared to a saline placebo in March 2005. This clinical trial is a study performed within the FDA guidelines regarding whether patients suffering from peripheral arterial disease can achieve better cardiovascular blood flow after being treated with VLTS 934 compared to patients given a saline placebo. Clinical trials are long, expensive and uncertain processes during which we may encounter difficulties completing the trial. Problems we may encounter include the unavailability of preferred sites for conducting the trials, an insufficient number of eligible subjects, changes in the number of subjects based-on the performance of interim analyses, changes in protocol and other factors, which may delay the advancement of our clinical trials, lead to increased costs or result in the termination of the clinical trials altogether. Furthermore, the FDA may suspend clinical trials at any time if it believes the subjects participating in the trials are being exposed to unacceptable health risks or if it finds deficiencies in the clinical trial process or the conduct of the investigation.

In addition, should either our follow-on Phase IIb clinical trial of our VLTS 934 product or any other future clinical trials fail to demonstrate a statistically significant drug effect and show safety for the targeted patient population, our ability to raise additional financing on acceptable terms, if at all, our business and our prospects could be harmed and the market price of our common stock could fall. If the future results of clinical trials regarding our products fail to validate the safety and effectiveness of treatments using our products, our ability to generate revenues from those products would also be adversely affected, delayed or prevented entirely.

The results of early Phase I and Phase II clinical trials are based on a small number of patients over a short period of time, and our success may not be indicative of results in a large number of patients or long-term efficacy.

The results in early phases of clinical testing are based upon limited numbers of patients and a limited follow-up period. Typically, our Phase I clinical trials for indications of safety enroll less than 50 patients. Our Phase IIa clinical trial of Deltavasc™ enrolled 105 patients and our Phase IIb clinical trial of VLTS 934 enrolled 148 patients. Actual results with more data points may not confirm favorable results from our earlier stage trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late stage Phase III clinical trials even after achieving promising results in earlier stage clinical trials. In addition, we do not yet know if early results will have a lasting effect. If a sufficiently large population of patients necessary to demonstrate efficacy does not experience positive results, or if these results do not have a lasting effect, our products may not receive approval from the FDA. Failure to demonstrate the safety and effectiveness of our products in larger patient populations could have a material adverse effect on our business that would cause our stock price to decline significantly.

We have received a “going concern” opinion from our independent registered public accounting firm, which may negatively impact our business.

We have received a report from Ernst & Young LLP, our independent registered public accounting firm, regarding our consolidated financial statements for the fiscal year ended June 30, 2005, which included an explanatory paragraph stating that the financial statements were prepared assuming we will continue as a going concern. The report also stated that our recurring operating losses and need for additional financing have raised substantial doubt about our ability to continue as a going concern. Any failure to dispel any continuing doubts about our ability to continue as a going concern could adversely affect our ability to enter into collaborative relationships with business partners, to raise additional capital and to sell our products, and could have a material adverse effect on our business, financial condition and results of operations.

Our stock price has been and may continue to be volatile and an investment in our common stock could suffer a decline in value.

The trading price of the shares of our common stock has been and may continue to be highly volatile. We receive only limited attention by securities analysts and may experience an imbalance between supply and demand for our common stock resulting from low trading volumes. The market price of our common stock may fluctuate significantly in response to a variety of factors, most of which are beyond our control, including the following:

•              results of our clinical trials and preclinical studies, or those of our competitors;

•              our ability to attract and retain corporate partners;

•              negative regulatory action or regulatory approval with respect to our products or our competitors’ products;

•              developments related to our patents or other proprietary rights or those of our competitors;

•              announcements by us or our competitors of new products, technological innovations, contracts, acquisitions, corporate partnerships or joint ventures;

•              changes in our eligibility for continued listing of our common stock on The Nasdaq Capital Market; and

•              market conditions for biopharmaceutical or biotechnology stocks in general.

The stock market has, from time to time, experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging biotechnology and biopharmaceutical companies and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

Our stock price could be adversely affected by dispositions of our shares pursuant to registration statements currently in effect.

Some of our current stockholders hold a substantial number of shares, which they are currently able to sell in the public market under certain registration statements currently in effect, or otherwise. Sales of a substantial number of our shares or the perception that these sales may occur, could cause the trading price of our common stock to fall and could impair our ability to raise capital through the sale of additional equity securities.

As of April 11, 2006, we had issued and outstanding 17,073,841 shares of our common stock. This amount does not include, as of April 11, 2006:

•              approximately 3.0 million shares of our common stock issuable upon the exercise of all of our outstanding options and the release of restricted stock awards; and

•              approximately 4.7 million shares of our common stock issuable upon the exercise of all of our outstanding warrants.

These shares of common stock, if and when issued, may be sold in the public market assuming the applicable registration statements continue to remain effective and subject in any case to trading restrictions to which our insiders holding such shares may be subject from time to time. If these options or warrants are exercised and sold, our stockholders may experience additional dilution and the market price of our common stock could fall.

We must be able to continue to secure additional financing in order to continue our operations, which might not be available or which, if available, may be on terms that are not favorable to us.

The continued development and clinical testing of our potential products will require substantial additional financial resources. Our future funding requirements will depend on many factors, including:

•              progress and results of our clinical trials and preclinical studies;

•              time and costs involved in obtaining FDA and other regulatory approvals;

•              scientific progress in our research and development programs;

•              size and complexity of such programs;

•              ability to establish and maintain corporate collaborations;

•              time and costs involved in filing, prosecuting and enforcing patent claims;

•              competing technological and market developments; and

•              the cost of manufacturing material for preclinical, clinical and commercial purposes.

We may have insufficient working capital to fund our cash needs unless we are able to raise additional capital in the future. We have financed our operations to date primarily through the sale of equity securities and through corporate collaborations. We do not anticipate generating revenues for the foreseeable future and may fund our operations through additional third party financing. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders may result. We may not be able to obtain additional financing on acceptable terms, or at all. Any failure to obtain an adequate and timely amount of additional capital on commercially reasonable terms will have a material adverse effect on our business, financial condition, including our viability as an enterprise. As a result of these concerns, management may pursue strategic alternatives, which may include the sale or merger of the business, the sale of certain assets or other actions.

We may also take actions to conserve our cash resources through reductions in our personnel, delaying or scaling back our development programs or relinquishing greater or all rights to products at an earlier stage of development or on less favorable terms than we otherwise would. Any or all of these actions could have a material adverse affect on our business.

The future success of our business depends on our ability to attract and retain corporate partners to develop, introduce and market our peripheral arterial disease product candidate and other product candidates.

Our business strategy is to attract business partners to fund or conduct research and development, clinical trials, manufacturing, marketing and sales of our peripheral arterial disease product candidate and other product candidates. We face intense competition from many other companies in the pharmaceutical and biotechnology industry for corporate collaborations, as well as for establishing relationships with academic and research institutions and for obtaining licenses to proprietary technology. If we are unable to attract and retain corporate partners to develop, introduce and market our products, our business may be materially and adversely affected.

Our strategy and any reliance on corporate partners, if we are able to establish such collaborative relationships, are subject to additional risks. Our partners may not devote sufficient resources to the development, introduction and marketing of our products or may not pursue further development and commercialization of products resulting from collaborations with us. If a corporate partner elects to terminate its relationship with us, our ability to develop, introduce and market our products may be significantly impaired and we may be forced to discontinue the product altogether. We may not be able to negotiate alternative corporate partnership agreements on acceptable terms, if at all. The failure of any future collaboration efforts could have a material adverse effect on our ability to develop, introduce and market our products and, consequently, could have a material adverse effect on our business, results of operations and financial condition.

We face strong competition in our market and competition from alternative treatments in the biopharmaceuticals market.

The pharmaceutical and biotechnology industries are highly competitive. We are aware of several pharmaceutical and biotechnology companies that are pursuing peripheral arterial disease therapeutics. For example, we are aware that AnGes MG, Centelion/Gencell SAS, NicOx, Sigma Tau, Inc., Nissan Chemical, Mitsubishi Pharmaceuticals, Kos Pharmaceuticals, Endovasc, Sangamo BioSciences, Inc. and Otsuka Pharmaceutical Co., Ltd. have engaged or are engaged in developing biotechnology or pharmaceutical therapies. Many of these companies are addressing diseases that have been targeted by us directly or through our corporate partners, and many of them may have more experience in these areas. Our competitive position depends on a number of factors, including safety, efficacy, reliability, marketing and sales efforts, and existence of competing products, and treatments and general economic conditions. Many of our competitors have substantially greater financial, research, product development, manufacturing, marketing and technical resources than we do. Some companies also have greater name recognition than us and long-standing collaborative relationships.

We also face competition from biotechnology and pharmaceutical companies using more traditional approaches to treating human diseases and existing treatments. Our competitors, academic and research institutions or others may develop safer, more effective or less costly cardiovascular therapies, biologic delivery systems, gene-based therapeutics or chemical-based therapies. In addition, competitors may achieve superior patent protection or obtain regulatory approval or product commercialization earlier than we do. Any such developments could seriously harm our business, financial condition and results of operations.

Adverse events in the field of cardiovascular therapies may negatively impact regulatory approval or public perception of our potential products.

The FDA may become more restrictive regarding the conduct of clinical trials including cardiovascular therapies. This approach by the FDA can lead to delays in the timelines for regulatory review, as well as potential delays in the conduct of our clinical trials. In addition, negative publicity may affect patients’ willingness to participate in our clinical trials. If fewer patients are willing to participate in our clinical trials, the timelines for recruiting patients and conducting the trials will be delayed. The commercial success of our potential products will depend in part on public acceptance of the use of our therapies for the prevention or treatment of human diseases. Negative public reaction to our therapies in general could result in stricter labeling requirements of products, including any of our products, and could cause a decrease in the demand for products we may develop.

If we are unable to obtain rights to required technologies including poloxamer, proprietary gene sequences, proteins or other technologies, we will be unable to operate our business.

Our VLTS 934 product and other therapies involve multiple component technologies, many of which may be patented by others. For example, our products can use poloxamers, proprietary gene sequences, proteins or other technologies some of which have been, or may be, patented by others. As a result, we may be required to obtain licenses or acquire rights to those poloxamers, gene sequences, proteins or other technologies. We may not be able to obtain a license or acquire rights to those technologies on reasonable terms, if at all. As a consequence, we might be prohibited from developing potential products or we might have to make cumulative royalty payments to several companies. These cumulative royalties would reduce amounts paid to us or could make our products too expensive to develop or market. From time to time, we may engage in preliminary discussions with third parties concerning potential acquisitions of technologies or products. Even if we are successful in acquiring technologies or products, we may experience difficulties in and costs associated with the assimilation of technologies, products, operations and personnel acquired, diversion of management’s attention from other business concerns, inability to maintain uniform standards, controls, procedures and policies and the subsequent loss of key personnel. If we are unable to acquire or obtain rights to technologies or products necessary for our business, our business would be harmed.

We rely on patents and other proprietary rights to protect our intellectual property and any inability to protect our intellectual property rights would adversely impact our business.

We rely on a combination of patents, trade secrets, trademarks, proprietary know-how, and nondisclosure and other contractual agreements and technical measures to protect our intellectual property rights. We file patent applications to protect processes, practices and techniques related to our products that are significant to the development of our business. We own or have exclusive rights to 44 issued United States patents and 58 granted foreign patents on the technologies related to our products and processes. We own or have exclusive rights to approximately 17 pending patent applications in the United States and 38 foreign pending patent applications. Our patent applications may not be approved. Any patents granted now or in the future may be invalidated or offer only limited protection against potential infringement and development by our competitors of competing products. Moreover, our competitors, many of which have substantial resources and have made substantial investments in competing technologies, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. In addition to patents, we rely on trade secrets and proprietary know-how, which we seek to protect, in part, through proprietary information agreements with employees, consultants and other parties. Our proprietary information agreements with our employees and consultants contain industry standard provisions requiring such individuals to assign to us, without additional consideration, any intellectual property conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions. Proprietary information agreements with employees, consultants and others may be breached, and we may not have adequate remedies for any breach. Also, our trade secrets may become known to, or independently developed by, competitors. Any failure to protect our intellectual property would significantly impair our competitive position and adversely affect our results of operations and business.

We could become subject to litigation regarding our intellectual property rights, which could seriously harm our business.

In previous years, there has been significant litigation in the United States involving patents and other intellectual property rights. Competitors in the biotechnology industry may use intellectual property litigation against us to gain advantage. In the future, we may be a party to litigation to protect our intellectual property or as a result of an alleged infringement of others’ intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation, if successful, also could force us to stop selling, incorporating or using our products that use the challenged intellectual property; obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or redesign our products that use the technology. We may also be required in the future to initiate claims or litigation against third parties for infringement of our intellectual property rights to protect these rights or determine the scope or validity of our intellectual property or the rights of our competitors. The pursuit of these claims could result in significant expenditures and the diversion of our technical and management personnel. If we are forced to take any of these actions, our business may be seriously harmed.

Any claims, with or without merit, and regardless of whether we prevail in the dispute, would be time-consuming, could result in costly litigation and the diversion of technical and management personnel and could require us to develop non-infringing technology or to enter into royalty or licensing agreements. An adverse determination in a judicial or administrative proceeding and failure to obtain necessary licenses or develop alternate technologies could prevent us from developing and selling our products, which would have a material adverse effect on our business, results of operations and financial condition.

We may experience delays in the commercial introduction, manufacture or regulatory approval of our products as a result of failure to comply with FDA manufacturing practices and requirements.

Drug-manufacturing facilities regulated by the FDA must comply with the FDA’s current good manufacturing practice (cGMP) regulations, which include quality control and quality assurance requirements, as well as maintenance of records and documentation. Manufacturers of biologics also must comply with the FDA’s general biological product standards and may be subject to state regulation as well. Such manufacturing facilities are subject to ongoing periodic inspections by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed as part of the product approval process before being utilized for commercial manufacturing. Noncompliance with the applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, withdrawal of marketing approvals, and criminal prosecution. Any of these actions by the FDA would materially and adversely affect our ability to continue clinical trials, commercialize our products and adversely affect our business. We cannot assure you that we or our contract manufacturers will attain or maintain compliance with current or future good manufacturing practice requirements and the FDA could suspend or further delay our clinical trials, the commercial introduction and manufacture of our products or place restrictions on our ability to conduct clinical trials or commercialize our products, including the mandatory withdrawal of the product from the clinical trials.

Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products that could subject us to unanticipated environmental liability and would adversely affect our results of operations. We are subject to federal, state and local environmental laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future or that any of our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

We depend on key personnel to develop our potential products and, if we are unable to hire additional personnel due to the intense competition in the Bay Area and other obstacles in recruiting qualified personnel for key management, scientific and technical positions, our business may suffer.

Our ability to attract and retain management, scientific and technical staff to develop our potential products and formulate our research and development strategy is a critical factor in determining whether we will be successful in the future. The San Francisco Bay Area, where our corporate headquarters and clinical development center is located, is home to a large number of biotechnology and pharmaceutical companies, and there is a limited number of qualified individuals to fill key scientific and technical positions. Competition for highly skilled personnel is intense and we may not be successful in attracting and hiring qualified personnel to fulfill our current or future needs.

Although we have programs in place to retain personnel, including programs to create a positive work environment and competitive compensation packages, none of our officers or key employees is bound by an employment agreement for any specific term and these individuals may terminate their employment at any time. Our future success depends upon the continued services of our executive officers and other key scientific, marketing, manufacturing and support personnel. As of April 11, 2006 we had a total of 19 full-time employees, including 12 employees supporting our research and development efforts. We do not have “key person” life insurance policies covering any of our employees and the loss of services of any of our key employees would adversely affect our business. If we do not attract and retain qualified personnel, our research and development programs could be delayed, which could materially and adversely affect the development of our products and our business.

If we fail to manage growth effectively, our business could be disrupted, which could harm our operating results.

If any of our products successfully complete clinical trials and receive FDA approval, we may experience growth in our business. We must be prepared to expand our workforce and to train, motivate and manage additional employees as the need for additional personnel arises. Failure to attract and retain sufficient numbers of additional employees could impede our growth. In addition, our ability to manage our growth effectively could require us to make significant investments and expenditures to enhance our operational, management and financial infrastructure, information systems and procedures. Any failure to effectively manage future growth could have a material adverse effect on our business, results of operations and financial condition.

There are no assurances that we can maintain our listing on The Nasdaq Capital Market and the failure to maintain listing could adversely affect the liquidity and price of our common stock.

On January 31, 2003, our common stock began trading on The Nasdaq Capital Market pursuant to an exception from delisting. In the event we fail to demonstrate compliance, as well as an ability to sustain compliance, with all requirements for continued listing on The Nasdaq Capital Market, including Nasdaq’s corporate governance criteria, our securities will be delisted from The Nasdaq Capital Market. If our securities are delisted from The Nasdaq Capital Market, the trading of our common stock is likely to be conducted on the OTC Bulletin Board. The delisting of our common stock from The Nasdaq Capital Market will result in decreased liquidity of our outstanding shares of common stock and a resulting inability of our stockholders to sell our common stock or obtain accurate quotations as to their market value, which would reduce the price at which our shares trade. The delisting of our common stock could also deter broker-dealers from making a market in or otherwise generating interest in our common stock and would adversely affect our ability to attract investors in our common stock. Furthermore, our ability to raise additional capital would be severely impaired. As a result of these factors, the value of the common stock would decline significantly, and our stockholders could lose some or all of their investment.

If we are unable to complete our assessment as to the adequacy of our internal control over financial reporting within the required time periods as required by Section 404 of the Sarbanes-Oxley Act of 2002, or in the course of such assessments identify and report material weaknesses in our controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their Annual Reports on Form 10-K. This report is required to contain an assessment by management of the effectiveness of a company’s internal control over financial reporting. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our current non-affiliated market capitalization qualifies us as a non-accelerated filer. As such, if we continue to qualify as a non-accelerated filer, we are required to be in compliance with the Section 404 requirements beginning with the fiscal year that ends June 30, 2008. If we become an accelerated filer during the year ended June 30, 2007, we are required to be in compliance with the Section 404 requirements beginning with the fiscaly year that ends June 30, 2007. We intend to diligently and vigorously assess (and enhance as may be appropriate) our internal control over financial reporting in order to ensure compliance with the Section 404 requirements. We anticipate expending significant resources in developing the necessary documentation and testing procedures required by Section 404, however, there is a risk that we will not comply with all of the requirements imposed by Section 404. In addition, the very limited size of our organization could lead to conditions that could be considered material weaknesses, such as those related to segregation of duties that is possible in larger organizations but significantly more difficult in smaller organizations. Also, controls related to our general information technology infrastructure may not be as comprehensive as in the case of a larger organization with more sophisticated capabilities and more extensive resources. It is not clear how such circumstances should be interpreted in the context of an assessment of internal control over financial reporting. If we fail to implement required new or improved controls, we may be unable to comply with the requirements of Section 404 in a timely manner, and may result in our independent registered public accounting firm issuing a qualified or adverse report on our internal control and/or management’s assessment thereof. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline.

Our certificate of incorporation and by-laws include anti-takeover provisions that may enable our management to resist an unwelcome takeover attempt by a third party.

Our basic corporate documents and Delaware law contain provisions that enable our management to attempt to resist a takeover unless it is deemed by management and our Board of Directors to be in the best interests of our stockholders. Those provisions might discourage, delay or prevent a change in the control of our company or a change in our management. Our Board of Directors may also choose to adopt further anti-takeover measures without stockholder approval. The existence and adoption of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

The concentration of ownership among our executive officers, directors and their affiliates may delay or prevent a change in our corporate control.

Our executive officers, directors and their affiliates beneficially own or control in excess of approximately 15% of outstanding common shares, warrants or options to purchase common stock, with approximately 10% of outstanding common shares, warrants and options to purchase common stock held by Perseus-Soros BioPharmaceutical Fund, L.P. As a result, our executive officers, directors and their affiliates will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent an outside party from acquiring or merging with us, which could in turn reduce our stock price.

If our facilities were to experience an earthquake or other catastrophic loss, our operations would be seriously harmed.

Our facilities could be subject to a catastrophic loss such as fire, flood or earthquake. All of our research and development activities, our corporate headquarters and other critical business operations are located near major earthquake faults in Burlingame, California. Any such loss at any of our facilities could disrupt our operations, delay development of our products and result in large expense to repair and replace our facilities. We currently do not maintain insurance policies protecting against catastrophic loss, except for fire insurance with coverage amounts normally obtained in our industry.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders. We will receive proceeds from the exercise of the warrants, if they are exercised. If the warrants are fully exercised, we will receive aggregate gross proceeds of approximately $3.2 million. Any funds received from the exercise of the warrants will be used for general corporate purposes.

SELLING STOCKHOLDERS

The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, which includes shares issuable upon exercise of warrants held by the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to warrants that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the warrants but are not deemed outstanding for computing the percentage ownership of any other person. Notwithstanding the foregoing, certain of the selling stockholders elected, at the time of the initial issuance of the warrants, to include provisions in their warrant, which provide that the warrant may not be exercised, or net exercised on a cashless basis if such action would result in the holder, together with its affiliates, beneficially owning more than 9.99% of our common stock for purposes of Section 13(d) of the Exchange Act, which restriction cannot be waived by the holder. These restrictions do not apply to mergers or other business combinations or reclassifications.

Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 17,049,505 shares of our common stock issued and outstanding as of March 14, 2006, which includes the 2,100,000 shares of our common stock covered by this prospectus.

The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below. None of the selling stockholder has had any position, office or other material relationship with us or any of our affiliates within the past three years, other than as a stockholder, except that Griffin Securities, Inc., acted as placement agent in the private placement. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

On March 21, 2006, pursuant to a Securities Purchase Agreement, we issued and sold 2,100,000 shares of our common stock and warrants exercisable for up to 1,050,000 additional shares of our common stock at a combined unit price of $2.50 per unit in a private placement transaction for aggregate gross cash proceeds to us of approximately $5.25 million. The warrant issued to each selling stockholder in the private placement is exercisable for up to 50% of the number of shares of our common stock purchased by such selling stockholder at an exercise price equal to $3.00 per share. In addition to the warrants issued to the investors, we also issued warrants exercisable for up to 22,500 shares of our common stock to the placement agent in consideration for placing the securities with the investors, which warrants are exercisable at an exercise price of $3.00 per share. All warrants have a term of five years, are fully exercisable from the date of issuance, and include cashless net exercise provisions. The exercise price and number of shares issuable upon exercise of such warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events.

All of the selling stockholders acquired the common stock and warrants to purchase common stock to which this prospectus relates directly from us in transactions exempt from the registration requirements of the federal and state securities laws. Prior to issuance, each offeree and selling security holder represented to us that it was an accredited investor, as defined in Rule 501 of Regulation D pursuant to the Securities Act and that each was acquiring the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. All of the securities were issued solely to accredited investors, as defined in Rule 501 of Regulation D pursuant to the Securities Act.

In connection with the private placement, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the offered shares. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of two years after the date that this registration statement is declared effective by the SEC, subject to extension as set forth in the registration rights agreement, the date on which the selling stockholders may resell all the shares covered by the registration statement without volume restrictions pursuant to Rule 144 under the Securities Act or any successor rule of similar effect and the date on which the selling stockholders have sold all the shares covered by the registration statement.

The following table sets forth information with respect to the selling stockholders and the shares of common stock (which includes shares of common stock underlying warrants) beneficially owned by each selling stockholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholders to us and is as of the date of this prospectus. Because the selling stockholders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling stockholders upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the selling stockholders.

	Number of Shares Beneficially Owned Before	Number of Shares Being	Shares Beneficially Owned After Offering
Name	Offering	Offered	Number	Percentage
Biotechnology Value Fund, L.P.(1)	294,677	292,677	2,000	*
Biotechnology Value Fund II. L.P.(1)	202,923	200,923	2,000	*
BVF Investments, L.L.C.(1)	776,395	771,395	5,000	*
Investment 10, L.L.C.(1)	86,005	85,005	1,000	*
Xmark Opportunity Fund, L.P.(2)	1,252,806	137,970	694,706	4.045%
Xmark Opportunity Fund, Ltd.(2)	1,252,806	162,030	694,706	4.045%
Xmark JV Investment Partners, LLC(2)	1,252,806	600,000	694,706	4.045%
Mosaix Ventures LP(3)	270,000	270,000	0	*
Ranjan Lal(4)	300,000	30,000	0	*
Anthony J. Cantone(5)	60,750	60,000	0	*
Boersenmedian AG(6)	180,000	180,000	0	*
JRI Trust, dated October 1, 2000(7)	60,000	60,000	0	*
Larry Gellman(8)	90,000	90,000	0	*
Richard Molinsky(9)	60,000	60,000	0	*
Carter Management Group LLC(10)	60,000	60,000	0	*
Boris Volman(11)	43,000	30,000	13,000	*
Sterling Securities International Ltd.(12)	49,992	30,000	19,992	*
Keith and Irene Hanson(13)	15,000	15,000	0	*
Friendly Capital LLC Defined Benefit Plan(14)	41,905	15,000	5,155	*
Griffin Securities, Inc.(15)	26,905	21,750	5,155	*
Cantone Research, Inc.(16)	750	750	0	*

*              Represents beneficial ownership of less than one percent.

(1)          BVF Partners L.P. (“BVF Partners”) and its general partner, BVF Inc., share voting and dispositive power over the 1,360,000 shares of common stock (including the 450,000 shares underlying warrants which are presently exercisable) beneficially owned by Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments L.L.C. and those owned by Investment 10, L.L.C., on whose behalf BVF Partners acts as an investment manager and, accordingly, BVF Partners and BVF Inc. have beneficial ownership of all of the shares of the common stock owned by such parties.  Included in the columns labeled “Number of Shares Beneficially Owned Before Offering” and “Number of Shares Being Offered” are warrants to purchase common stock, as follows: Biotechnology Value Fund, L.P. (97,559), Biotechnology Value Fund II, L.P. (66,974), BVF Investments, L.L.C. (257,132), and Investment 10, L.L.C. (28,335).

(2)          Xmark Opportunity Partners, LLC (“Opportunity Partners”), the sole member of the investment manager of Xmark Opportunity Fund, L.P. (“Opportunity LP”) and Xmark Opportunity Fund, Ltd. (“Opportunity Ltd”), and the investment manager of Xmark JV Investment Partners, LLC (“JV Partners”), possesses sole power to vote and direct the disposition of all securities of the company held by Opportunity LP, Opportunity Ltd and JV Partners.  Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Opportunity Partners, share voting and investment power with respect to all securities held by Opportunity LP, Opportunity Ltd and JV Partners.

Included in the columns labeled “Number of Shares Beneficially Owned Before Offering” and “Shares Beneficially Owned After Offering” are warrants to purchase common stock of the company as follows:  Opportunity LP (33,600) and Opportunity Ltd (50,400).  These warrants are subject to beneficial ownership limitations that render them unexercisable while the holder(s) thereof beneficially own(s) more than 9.999% of the total number of shares of common stock of the company then issued and outstanding, or to the extent exercise thereof would result in the beneficial ownership by the holder(s) thereof of more than 9.999% of the total number of shares of common stock of the company then issued and outstanding.

Included in the column labeled “Number of Shares Being Offered” are warrants to purchase common stock of the company as follows:  Opportunity LP (45,990), Opportunity Ltd (54,010) and JV Partners (200,000).  These warrants are subject to beneficial ownership limitations that render them unexercisable while the holder(s) thereof beneficially own(s) more than 4.999% of the total number of shares of common stock of the company then issued and outstanding, or to the extent exercise thereof would result in the beneficial ownership by the holder(s) thereof of more than 4.999% of the total number of shares of common stock of the company then issued and outstanding.

Also included in the column labeled “Shares Beneficially Owned After Offering” are warrants to purchase common stock of the company as follows:  Opportunity LP (19,894) and Opportunity Ltd (22,006).  These warrants are subject to beneficial ownership limitations that render them unexercisable while the holder(s) thereof beneficially own(s) more than 4.999% of the total number of shares of common stock of the company then issued and outstanding, or to the extent exercise thereof would result in the beneficial ownership by the holder(s) thereof of more than 4.999% of the total number of shares of common stock of the company then issued and outstanding.

Xmark Asset Management, LLC (“XAM”), the investment manager of Xmark Fund, L.P. (“Xmark LP”) and Xmark Fund, Ltd. (“Xmark Ltd”), possesses sole power to vote and direct the disposition of all securities of the company held by Xmark LP and Xmark Ltd. Mitchell D. Kaye, the Chief Executive Officer of XAM, exercises sole voting and investment power with respect to all securities held by Xmark LP and Xmark Ltd. Xmark LP and Xmark Ltd hold common stock of the company and warrants to purchase common stock of the company.  The holdings of Xmark LP and Xmark Ltd in the company are set forth in detail on the Schedule 13G filed by XAM and Opportunity Partners pursuant to the Securities Exchange Act of 1934, as amended.  XAM expressly disclaims beneficial ownership of the securities of the company held by Opportunity LP, Opportunity Ltd and JV Partners, and Opportunity Partners expressly disclaims beneficial ownership of the securities of the company held by Xmark LP and Xmark Ltd.

(3)          Includes 90,000 shares are issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.  Mosaix Ventures Management, LLC serves as investment manager for Mosaix Ventures LP, as well as various other private investment funds, and Ranjan Lal is the Managing Partner of Mosaix Ventures Management, LLC. The selling stockholder has identified Mr. Lal as a natural person who possesses the power, through one or more intermediary entities, to vote and direct the disposition of our common stock held by Mosaix Ventures LP.  Mr. Lal disclaims beneficial ownership of the securities held by Mosaix Ventures LP except to the extent of his pecuniary interest therein.

The exercise of the warrants referenced in the preceding paragraph is limited so that the holder of such warrants may not exercise the warrants if, upon such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the then-outstanding common stock (the “9.99% limitation”). The share numbers in this column represent the maximum number of shares of common stock that the selling stockholder, together with its affiliates, could hold, subject to the 9.99% limitation, upon exercise of the warrants referenced in the preceding paragraph, based on 17,049,505 shares of common stock issued and outstanding as of March 14, 2006.

(4)          Includes (i) 30,000 shares held by Ranjan Lal, of which (A) 10,000 shares are issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement and (B) 20,000 shares were issued pursuant to the private placement and (ii) 270,000 shares held by Mosaix Ventures LP, of which (A) 90,000 shares are issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement and (B) 180,000 shares were issued pursuant to the private placement.  Mr. Lal disclaims beneficial ownership of the securities held by Mosaix Ventures LP except to the extent of his pecuniary interest therein.

The exercise of the warrants referenced in the preceding paragraph is limited so that the holder of such warrants may not exercise the warrants if, upon such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the then-outstanding common stock (the “9.99% limitation”). The share numbers in this column represent the maximum number of shares of common stock that the selling stockholder, together with its affiliates, could hold, subject to the 9.99% limitation, upon exercise of the warrants referenced in the preceding paragraph, based on 17,049,505 shares of common stock issued and outstanding as of March 14, 2006.

(5)          Includes (i) 60,000 shares held by Anthony Cantone, of which (A) 20,000 shares are issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement and (B) 40,000 shares were issued pursuant to the private placement and (ii) 750 shares held by Cantone Research, Inc., all of which are issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.  The selling stockholder is an affiliate of a broker-dealer. Based upon representations made to us by the selling stockholder, the shares and warrants were acquired in the ordinary course of business for the selling stockholder’s own account for investment purposes only and not with a view to, or for, distributing the shares, the warrant or the shares of common stock issuable upon exercise of the warrant and the selling stockholder does not have any agreements, plans or understandings, directly or indirectly, with any person or entity to distribute the shares, the warrant or the shares of common stock issuable upon exercise thereof.  Mr. Cantone disclaims beneficial ownership of the securities held by Cantone Reseach, Inc. except to the extent of his pecuniary interest therein.

The exercise of the warrants referenced in the preceding paragraph is limited so that the holder of such warrants may not exercise the warrants if, upon such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the then-outstanding common stock (the “9.99% limitation”). The share numbers in this column represent the maximum number of shares of common stock that the selling stockholder, together with its affiliates, could hold, subject to the 9.99% limitation, upon exercise of the warrants referenced in the preceding paragraph, based on 17,049,505 shares of common stock issued and outstanding as of March 14, 2006.

(6)          Includes 180,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement. The selling stockholder has identified Achim Linder, its Chief Financial Officer, as a natural person with voting and investment control over shares of our common stock beneficially owned by Boersenmedien AG. Mr. Linder disclaims beneficial ownership of the securities held by Boersenmedien AG except to the extent of his pecuniary interest therein.

(7)          Includes 20,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement. James A. Ingrassia and Rosemarie Ingrassia as trustees have shared voting and investment control over shares of our common stock beneficially owned by the JRI Trust UA 10/01/00.

The exercise of the warrants referenced in the preceding paragraph is limited so that the holder of such warrants may not exercise the warrants if, upon such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the then-outstanding common stock (the “9.99% limitation”). The share numbers in this column represent the maximum number of shares of common stock that the selling stockholder, together with its affiliates, could hold, subject to the 9.99% limitation, upon exercise of the warrants referenced in the preceding paragraph, based on 17,049,505 shares of common stock issued and outstanding as of March 14, 2006.

(8)          Includes 30,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.  The selling stockholder is a registered representative of a broker-dealer. Based upon representations made to us by the selling stockholder, the shares and the warrants were acquired in the ordinary course of business for the selling stockholder’s own account for investment purposes only and not with a view to, or for, distributing the shares, the warrant or the shares of common stock issuable upon exercise of the warrant and the selling stockholder does not have any agreements, plans or understandings, directly or indirectly, with any person or entity to distribute the shares, the warrant or shares of common stock issuable upon exercise thereof.

The exercise of the warrants referenced in the preceding paragraph is limited so that the holder of such warrants may not exercise the warrants if, upon such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the then-outstanding common stock (the “9.99% limitation”). The share numbers in this column represent the maximum number of shares of common stock that the selling stockholder, together with its affiliates, could hold, subject to the 9.99% limitation, upon exercise of the warrants referenced in the preceding paragraph, based on 17,049,505 shares of common stock issued and outstanding as of March 14, 2006.

(9)          Includes 20,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

(10)    Includes 20,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement. The selling stockholder has identified John C. Lipman, its managing member, as a natural person with voting and investment control over shares of our common stock beneficially owned by Carter Management Group LLC. The selling stockholder has informed us that Mr. Lipman is an affiliate of a broker-dealer. Based upon representations made to us by the selling stockholder, the shares and the warrants were acquired in the ordinary course of business for the selling stockholder’s own account for investment purposes only and not with a view to, or for, distributing the shares, the warrant or the shares of common stock issuable upon exercise of the warrant and the selling stockholder does not have any agreements, plans or understandings, directly or indirectly, with any person or entity to distribute the shares, the warrants or shares of common stock issuable upon exercise thereof.  Mr. Lipman disclaims beneficial ownership of the securities held by Carter Management Group LLC except to the extent of his pecuniary interest therein.

The exercise of the warrants referenced in the preceding paragraph is limited so that the holder of such warrants may not exercise the warrants if, upon such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the then-outstanding common stock (the “9.99% limitation”). The share numbers in this column represent the maximum number of shares of common stock that the selling stockholder, together with its affiliates, could hold, subject to the 9.99% limitation, upon exercise of the warrants referenced in the preceding paragraph, based on 17,049,505 shares of common stock issued and outstanding as of March 14, 2006.

(11)    Includes 10,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.

The exercise of the warrants referenced in the preceding paragraph is limited so that the holder of such warrants may not exercise the warrants if, upon such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the then-outstanding common stock (the “9.99% limitation”). The share numbers in this column represent the maximum number of shares of common stock that the selling stockholder, together with its affiliates, could hold, subject to the 9.99% limitation, upon exercise of the warrants referenced in the preceding paragraph, based on 17,049,505 shares of common stock issued and outstanding as of March 14, 2006.

(12)    Includes 10,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.  The selling stockholder has identified Chris Bonvini, its director, as a natural person with voting and investment control over shares of our common stock beneficially owned by Sterling Securities International Ltd.  Mr. Bonvini disclaims beneficial ownership of the securities held by Carter Management Group LLC except to the extent of his pecuniary interest therein.

(13)    Includes 5,000 shares issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement. Keith Hanson and Irene Hanson have shared voting and investment control over shares of our common stock they beneficially own.

The exercise of the warrants referenced in the preceding paragraph is limited so that the holder of such warrants may not exercise the warrants if, upon such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the then-outstanding common stock (the “9.99% limitation”). The share numbers in this column represent the maximum number of shares of common stock that the selling stockholder, together with its affiliates, could hold, subject to the 9.99% limitation, upon exercise of the warrants referenced in the preceding paragraph, based on 17,049,505 shares of common stock issued and outstanding as of March 14, 2006.

(14)    Includes (i) 15,000 shares held by Friendly Capital LLC Defined Benefit Plan (“Friendly Capital”), of which (A) 10,000 shares are issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement and (B) 5,000 shares were issued pursuant to the private placement and (ii) 26,905 shares held by Griffin Securities, Inc., which is wholly-owned by Friendly Capital, of which (A) 21,750 shares are issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement and (B) 5,155 shares are issuable upon exercise of warrants issued to Griffin Securities, Inc. in June 2005.  The selling stockholder has identified Adrian Stecyk, its director, as a natural person with voting and investment control over shares of our common stock beneficially owned by Friendly Capital.  The selling stockholder has informed us that Mr. Stecyk is an affiliate of a broker-dealer. Based upon representations made to us by the selling stockholder, the shares and the warrants were acquired in the ordinary course of business for the selling stockholder’s own account for investment purposes only and not with a view to, or for, distributing the shares, the warrant or the shares of common stock issuable upon exercise of the warrant and the selling stockholder does not have any agreements, plans or understandings, directly or indirectly, with any person or entity to distribute the shares, the warrants or shares of common stock issuable upon exercise thereof.  The selling stockholder disclaims beneficial ownership of the securities held by Griffin Securities, Inc. except to the extent of its pecuniary interest therein. Mr. Stecyk disclaims beneficial ownership of the securities held by Friendly Capital LLC Defined Benefit Plan and Griffin Securities, Inc. except to the extent of his pecuniary interest therein.

The exercise of the warrants referenced in the preceding paragraph is limited so that the holder of such warrants may not exercise the warrants if, upon such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the then-outstanding common stock (the “9.99% limitation”). The share numbers in this column represent the maximum number of shares of common stock that the selling stockholder, together with its affiliates, could hold, subject to the 9.99% limitation, upon exercise of the warrants referenced in the preceding paragraph, based on 17,049,505 shares of common stock issued and outstanding as of March 14, 2006.

(15)    Includes (i) 21,750 shares issuable upon exercise of warrants issued pursuant to the private placement and (ii) 5,155 shares issuable upon exercise of warrants issued to Griffin Securities, Inc.  The selling stockholder has identified Adrian Stecyk, its Chief Executive Officer, as a natural person with voting and investment control over shares of our common stock beneficially owned by Griffin Securities, Inc.  The selling stockholder is a broker-dealer. Based upon representations made to us by the selling stockholder, the warrants were acquired in the ordinary course of business for the selling stockholder’s own account for investment purposes only and not with a view to, or for, distributing the warrant or the shares of common stock issuable upon exercise of the warrant and the selling stockholder does not have any agreements, plans or understandings, directly or indirectly, with any person or entity to distribute the warrants or shares of common stock issuable upon exercise thereof. Mr. Stecyk disclaims beneficial ownership of the securities held by Griffin Securities, Inc. except to the extent of his pecuniary interest therein.

The exercise of the warrants referenced in the preceding paragraph is limited so that the holder of such warrants may not exercise the warrants if, upon such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the then-outstanding common stock (the “9.99% limitation”). The share numbers in this column represent the maximum number of shares of common stock that the selling stockholder, together with its affiliates, could hold, subject to the 9.99% limitation, upon exercise of the warrants referenced in the preceding paragraph, based on 17,049,505 shares of common stock issued and outstanding as of March 14, 2006.

(16)    Includes 750 shares held by Cantone Research, Inc., all of which are issuable upon exercise of immediately exercisable warrants issued pursuant to the private placement.  Anthony Cantone is the President of Cantone Reseach, Inc. Mr. Cantone as a natural person possesses the power, through one or more intermediary entities, to vote and direct the disposition of our common stock held by Cantone Reseach, Inc.  Based upon representations made to us by the selling stockholder, the warrants were acquired in the ordinary course of business for the selling stockholder’s own account for investment purposes only and not with a view to, or for, distributing the warrant or the shares of common stock issuable upon exercise of the warrant and the selling stockholder does not have any agreements, plans or understandings, directly or indirectly, with any person or entity to distribute the warrants or shares of common stock issuable upon exercise thereof.  Mr. Cantone disclaims beneficial ownership of the securities held by Cantone Research, Inc. except to the extent of his pecuniary interest therein.

The exercise of the warrants referenced in the preceding paragraph is limited so that the holder of such warrants may not exercise the warrants if, upon such exercise, the holder, together with its affiliates, would beneficially own more than 9.99% of the then-outstanding common stock (the “9.99% limitation”). The share numbers in this column represent the maximum number of shares of common stock that the selling stockholder, together with its affiliates, could hold, subject to the 9.99% limitation, upon exercise of the warrants referenced in the preceding paragraph, based on 17,049,505 shares of common stock issued and outstanding as of March 14, 2006.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees or other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale of at negotiated prices. The selling stockholders may use any one or more of the following methods when disposing of the shares of interests therein:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of disposition; and

•                  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the name of each such selling stockholder and of the participating broker-dealers, the number of shares involved, the price at which such shares of common stock were sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and other facts material to the transaction. In addition, upon our being notified in writing by a selling stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of the shares of common stock or interests in shares of common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We have advised the selling stockholders that they are required to comply with Regulation M promulgated under the Exchange Act during such time as they may be engaged in a distribution of the shares of common stock. The foregoing may affect the marketability of the common stock.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act or otherwise.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (a) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (b) the date on which the shares may be sold without any volume limitations pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock described herein has been passed upon for us by Latham & Watkins LLP in Menlo Park, California. Alan C. Mendelson, one of our directors, is a partner in the firm of Latham & Watkins LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2005, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements) which is incorporated by reference in this prospectus and elsewhere in this registration statement. These financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated by reference in reliance on Ernst & Young LLP’s report given their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in documents listed below, which is considered to be a part of this prospectus:

•                  Our Annual Report on Form 10-K for the fiscal year ended June 30, 2005 filed on September 26, 2005, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•                  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 filed on May 13, 2005, pursuant to Section 13(a) of the Exchange Act;

•                  Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 filed on November 14, 2005, pursuant to Section 13(a) of the Exchange Act;

•                  Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 filed on February 14, 2006, pursuant to Section 13(a) of the Exchange Act;

•                  Our Current Reports on Form 8-K (other than information contained in Current Reports on Form 8-K that is furnished, but not filed) filed on July 1, September 21, and November 15, 2005 and January 12, February 14 and March 22, 2006; and

•                  The description of our common stock contained in the Registration Statement on Form 8-A filed on August 15, 1997, pursuant to Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

We also incorporate by reference all documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the registration statement of which this prospectus is a part and prior to the termination of the offering. The most recent information that we file with the SEC automatically updates and supercedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.

You may request a copy of any or all of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

Valentis Inc.

Attention: Investor Relations

863A Mitten Road

Burlingame, CA 94010

(650) 697-1900

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, including exhibits, under the Securities Act with respect to the shares being offered by and for the account of the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement. For further information about us, please refer to the registration statement and the documents incorporated by reference in this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy statements and other information regarding issuers, such as Valentis, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

Forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled “Risk Factors” in this prospectus.

You should not unduly rely on these forward-looking statements, which speak only as of the date on which it is made. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this prospectus. The reports we file from time to time with the SEC are available to the public over the Internet at the SEC’s website http:/ /www.sec.gov as described under the heading “Where You Can Find More Information.”

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Distribution

The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this prospectus other than any sales commissions or discounts, which expenses will be paid by the selling stockholders. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$1,195
Legal fees and expenses	20,000
Accounting fees and expenses	10,000
Miscellaneous fees and expenses	4,805
Total	$36,000

Item 15. Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides in relevant part that “[a] corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.” With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that “[a] corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor...[by reason of the person’s service in one of the capacities specified in the preceding sentence] against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.”

We have adopted provisions in our certificate of incorporation that eliminate the personal liability of our directors to us or our stockholders for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by Delaware law. Our certificate of incorporation also provides that no amendment or repeal of such provision shall apply to or have any effect on the right to indemnification permitted thereunder with respect to claims arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal whether asserted before or after such amendment or repeal.

Our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf to the fullest extent permissible under Delaware law, permit us to enter into indemnification agreements with such individuals and to advance expenses to any such individual who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, prior to the final disposition of such action, suit or proceeding. Our bylaws also permit us to secure insurance on behalf of any our officers, directors, employees or agents for any liability arising out of his or her actions in such capacity.

In addition to the indemnification provisions contained in our certificate of incorporation and bylaws, we have entered into indemnification agreements with our directors and executive officers and intend to enter into indemnification agreements with any new directors and executive officers in the future. These agreements, among other things, allow for the advancement of expenses and indemnify our directors and officers for certain expenses (including attorney’s fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person’s services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We carry officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act.

Item 16. Exhibits

Exhibit Number

4.1	Securities Purchase Agreement dated March 21, 2006, by and among Valentis, Inc. and the purchasers signatory thereto (*)
4.2	Registration Rights Agreement dated March 21, 2006, by and among Valentis, Inc. and the purchasers signatory thereto (*)
4.3	Form of Warrant to purchase common stock (*)
5.1	Opinion of Latham & Watkins LLP, counsel to the registrant
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)
24.1	Power of attorney (contained on signature page)

(*)                                 Incorporated herein by reference to the registrant’s current report on Form 8-K (File No. 000-22987), filed with the SEC on March 22, 2006.

Item 17. Undertakings

A.            The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)             To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)       To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.                                     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.                                     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlingame, State of California, on this 19th day of April, 2006.

VALENTIS INC.

By:	/s/ BENJAMIN F. MCGRAW, III
Benjamin F. McGraw, III, Pharm.D. Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Benjamin F. McGraw and Joseph A. Markey, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ BENJAMIN F. MCGRAW, III	Chairman, Chief Executive Officer and President (Principal Executive Officer)	April 19, 2006
Benjamin F. McGraw, III

/s/ JOSEPH A. MARKEY	Vice President of Finance and Administration (Principal Financial and Accounting Officer)	April 19, 2006
Joseph A. Markey

/s/ REINALDO M. DIAZ	Director	April 19, 2006
Reinaldo M. Diaz

/s/ PATRICK G. ENRIGHT	Director	April 19, 2006
Patrick G. Enright

/s/ GEORGE M. LASEZKAY	Director	April 19, 2006
George M. Lasezkay

/s/ MARK D. MCDADE	Director	April 19, 2006
Mark D. McDade

/s/ ALAN C. MENDELSON	Director	April 19, 2006
Alan C. Mendelson

/s/ DENNIS J. PURCELL	Director	April 19, 2006
Dennis J. Purcell

/s/ JOHN S. SCHROEDER	Director	April 19, 2006
John S. Schroeder

EXHIBIT INDEX

Exhibit Number

4.1	Securities Purchase Agreement dated March 21, 2006, by and among Valentis, Inc. and the purchasers signatory thereto (*)
4.2	Registration Rights Agreement dated March 21, 2006, by and among Valentis, Inc. and the purchasers signatory thereto (*)
4.3	Form of Warrant to purchase common stock (*)
5.1	Opinion of Latham & Watkins LLP, counsel to the registrant
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)
24.1	Power of attorney (contained on signature page)

(*)                                 Incorporated herein by reference to the registrant’s current report on Form 8-K (File No. 000-22987), filed with the SEC on March 22, 2006.